SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2005

                                   Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) _____

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

SERONO                                                                 NOVIMMUNE


Media Release

FOR IMMEDIATE RELEASE
---------------------

               SERONO AND NOVIMMUNE TO COLLABORATE IN DEVELOPMENT
                 OF TWO NOVEL TREATMENTS FOR AUTOIMMUNE DISEASES

GENEVA, SWITZERLAND - MAY 17, 2005 - Serono (virt-x: SEO and NYSE: SRA) and NovImmune (private) have signed an exclusive agreement under which NovImmune has granted Serono exclusive worldwide rights to develop and commercialize two of NovImmune's fully human monoclonal antibodies, NI-0401 and NI-0501, which may have therapeutic potential in a broad range of autoimmune diseases:

- NI-0401 targets the CD3 antigen, a key regulator in the activation of T-cells. The proliferation of activated T-cells is a hallmark of many autoimmune diseases, including insulin-dependent diabetes, Crohn's disease, multiple sclerosis and rheumatoid arthritis, and of organ transplant rejection.
- NI-0501 targets interferon-gamma, a key cytokine involved in the regulation of immune and inflammatory responses. Interferon-gamma is overexpressed in autoimmune diseases such as systemic lupus erythematosus, Crohn's disease and several forms of vasculitis.

NI-0401 and NI-0501 are currently in preclinical development. NI-0401 is expected to enter clinical trials later this year.

Under the terms of the agreement, NovImmune is responsible for the development of the two products until the completion of Phase IIa clinical trials, after which Serono will take over further development. Serono will pay a license fee of $5 million for the two products, make a CHF 7.5 million equity investment in NovImmune, and lend NovImmune up to CHF 7.5 million, convertible into shares of NovImmune on certain conditions or repayable with accrued interest at maturity. Based on the successful development and initial registration of the products, NovImmune may receive up to $ 105 million in future milestone payments. In addition, NovImmune may receive further milestone payments based on approval of the products for additional indications, and will also be entitled to receive undisclosed royalties based on eventual net sales of the products.

"NovImmune is proud of this alliance as it represents a recognition of the quality and clinical relevance of these products. Our products can profit from Serono's expertise in development and marketing across multiple indications to maximize their full potential" declared Jack Barbut, NovImmune's CEO. "More specifically, NI-0401, which should enter the clinic later this year, addresses a basic mechanism of the immune response and could be efficacious in treating numerous different immune related diseases."

"NovImmune has used state-of-the-art technologies to design antibodies with very distinctive properties," said Tim Wells, Head of Research at Serono. "We expect that NI-0401 and NI-0501 will have significant advantages over precedent molecules and that those advantages will translate into greater therapeutic potential for the treatment of chronic autoimmune disorders."


                                                                             1/2

                                       ###

FOR  SERONO
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###

ABOUT SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

ABOUT  NOVIMMUNE
NovImmune is a Geneva-based product development company focusing on immune mechanisms in order to clinically impact Immune Related Diseases, Inflammation and Organ transplantation. NovImmune develops fully human monoclonal antibodies, based on its direct access to both the transgenic mouse lines and antibody display technology. NovImmune has a strategic partnership for GMP production with Lonza Biologics. In addition, NovImmune is developing a new class of immunosuppressors and anti-inflammatory agents as low molecular weight inhibitors of MHC Class II expression, directed against highly specific and totally validated protein targets. NovImmune's first product NI-0401 is expected to enter clinical trials in Q4 2005.

FOR MORE INFORMATION, PLEASE CONTACT:

SERONO
  CORPORATE MEDIA RELATIONS:  CORPORATE INVESTOR RELATIONS:
  Tel:  +41 22 739 36 00      Tel:  +41 22 739 36 01
  Fax:  +41 22 739 30 85      Fax:  +41 22 739 30 22
  http://www.serono.com       Reuters: SEO.VX / SRA.N
  ---------------------       Bloomberg: SEO VX / SRA US

  MEDIA RELATIONS, USA:       INVESTOR RELATIONS, USA:
  Tel:  +1 781 681 2340       Tel:  +1 781 681 2552
  Fax:  +1 781 681 2935       Fax:  +1 781 681 2912
  http://www.seronousa.com
  ------------------------

NOVIMMUNE SA
  :
  Tel:  +41 22 839 41 01
  Fax:  +41 22 839 41 02
  http://www.novimmune.com
  ------------------------


                                                                             2/2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         SERONO S.A.
                                         a Swiss corporation
                                         (Registrant)


May 17, 2005                         By:  /s/ Stuart Grant
                                          ------------------------------
                                          Name:  Stuart Grant
                                          Title: Chief Financial Officer